Exhibit 99.2

BMNR Chairman’s Message Transcript – January 2, 2026

Hi there, this is Tom Lee. I’m Chairman of Bitmine Immersion Technologies, and I made this video to explain to you why Bitmine needs to increase its authorized shares. As you know, we’re in the midst of our annual shareholder vote, and I want to ask you to vote yes for the authorized shares increase.

The details are available in the proxy, and the specific matter I want to talk about is, matter of business number two, to approve the Charter Amendment to increase the number of authorized shares. Currently, Bitmine has 500 million shares authorized and we want to increase this to 50 billion. Now, many of you are wondering why would we be increasing shares by such a dramatic amount? And so I want to explain.

The first is Bitmine needs to conduct capital market activities, including at the money transactions or in the future, convertible instruments or warrants, or even preferred stock. We also want to make opportunistic acquisitions, and we would need shares for that. But I think the most important reason we need to increase the authorized shares is we have to accommodate share splits.

This is really the key and why we’re increasing the shares. Let me explain. Bitmine’s stock price follows the price of Ethereum. So, on the X axis here is the price of Ethereum. The Y axis is Bitmine’s share price, and this is since July 10th. And as you can see, as Ethereum’s price has moved up, Bitmine’s price has moved.

The coefficient in this, it’s a rough equation, is roughly 0.015 times the price of ETH plus whatever ETH per share accretion is taking place. Now, keep in mind, Ethereum in our view is the future of finance. Larry Fink even wrote about how tokenization is really the biggest innovation in financial market infrastructure since double ledger accounting.

And he thinks we’re at the beginning of tokenizing all assets. And the good news is most of this is taking place on Ethereum. Look at the number of Wall Street institutions building on Ethereum and look at the total value locked. The majority of this, vast majority of this is happening on Ethereum.

We’ve talked about this, this is why we think the price ratio of Ethereum to Bitcoin is really the most important to watch. And if Bitcoin gets to 250,000, which is our view, and Ethereum trades at its eight year average ratio, that’s 12,000 Ethereum. If it gets to the 2021 high, that’s 22,000 Ethereum.

You know, we believe Ethereum is because it’s the future finance. Well, it’s going to be a payment rail that gets to 62,000 Ethereum. But what if Bitcoin gets to a million that would value Ethereum at $250,000. So, you can imagine, let’s take this chart again that Bitmine’s price follows Ethereum’s price, but then let’s look at the future price levels for Ethereum.

$22,000, $62,500, $250,000 Ethereum while using that coefficient, that would put $500 Bitmine share price at $22,000 ETH, at $62,000 ETH $1,500 is the implied price for Bitmine. And of course, at $250,000, the implied price for Bitmine is $5,000 a share. Now, of course, this is per share level, so these are implied from using Ethereum’s price in that coefficient.

Here’s the thing, not everybody wants a stock price at 500 or 1500 or 5,000. Most people want shares to stay at around 25. So what would be the required split to get Bitmine’s share price back to 25? 25 means it’s easier to buy lots of shares at $25 a share. Then at 5,000, for instance. Well, here’s the numbers.

At 22,000 ETH, the stock price would have to split 20 to 1 to get back to 25. At 62,000 ETH, the stock would have to split 60 to 1, and the implied split at 250,000 ETH is a 100 to 1. Well, what does that mean? As you can see, the current shares outstanding is 426 million, and we’re trying to get the authorized share count to 50 billion.

That doesn’t mean we’re issuing 50 billion shares. That’s what we want the total max shares to be. Well, here’s the math. If you split 20 to one, the current share count would go to eight and a half billion. If you split 60 to one, the share count goes to 26 billion. And if you split a hundred to one, the number of shares goes to 43 billion.

So you could see it’s going to be important to increase the total maximum authorized shares. So going back to this question, why does the company need to increase authorized shares? I think the most important is to accommodate share splits. Keep in mind the shareholder vote deadline is 11:59 PM Eastern Time, January 14th.

Okay, that’s only in a couple weeks, and we would ask you to vote yes if you want to figure out ways to vote. We did record a message a week ago explaining how to vote your shares, and of course, you’re welcome to attend our shareholder meeting on January 15th at the Wynn Las Vegas. Thank you and keep in mind, please vote yes.